Forward Funds

433 California Street, 11th Floor

San Francisco, CA 94104

December 19, 2007

VIA EDGAR

Mr. Briccio Barrientos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Forward Funds (the “Registrant” or the “Trust”)
File Nos. 033-48940; 811-06722
Definitive Proxy Statement on Schedule 14A
Series Identifier: S000014984
Class Identifier: C000040814

Dear Mr. Barrientos:

On behalf of the Registrant, attached hereto are definitive proxy materials relating to the proposed meeting of shareholders of the Forward Long/Short Credit Analysis Fund (the “Fund”), to be held on December 28, 2007.

These definitive proxy materials reflect changes to the preliminary proxy statement, which was filed on November 26, 2007 on Schedule 14A, in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) on Wednesday, December 5, 2007.

Set forth in the numbered paragraphs below are your comments of December 6, 2007 to the preliminary proxy statement, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s proxy statement.

1. Comment: Please state why a separate vote is not necessary for the referenced amendment to the Sub-Advisory Agreement to increase sub-advisory fees payable by the Advisor to the sub-advisor.

Response: In support of its position that a separate shareholder vote is not necessary for the proposed amendment to the Sub-Advisory Agreement, Registrant relies on No-Action Letters issued to AAL Mutual Funds (February 28, 1990) and INVESCO (August 5, 1997), which set forth that no shareholder vote is required to amend a sub-advisory agreement in connection with a reallocation of the advisory fee among an advisor and a sub-advisor where, as here, there is no reduction in the level of services being provided to the fund by either the advisor or the sub-advisor. Registrant also relies on an exemptive order received by the Advisor and Registrant from the SEC that permits the Advisor, subject to the approval of the Board of Trustees of Registrant, to enter into and amend investment sub-advisory agreements with, and terminate and replace non-affiliated sub-advisors for the Fund without shareholder approval.

2. Comment: Please state why a shareholder vote was not required when the performance fee payable under the investment advisory agreement for the Fund was eliminated on November 13, 2007.

Response: In support of its position that a shareholder vote was not necessary for the elimination of the performance fee in investment advisory agreement for the Fund, Registrant relies on a No-Action Letter issued to Washington Mutual Investors Fund, Inc. (May 14, 1993) which sets forth that no shareholder vote is required in connection with a reduction in an advisory fee where there is no reduction in the level of services being provided to the fund. The performance fee component of the investment advisory fee paid to the Advisor in connection with the Fund entitled the Advisor to receive from the Fund a performance fee of 20% of the Fund’s performance, subject to a high watermark test. “Performance” for this purpose was defined as changes in the Fund’s net asset value, with certain parameters. The Fund did not bear a performance fee with respect to any day on which the Fund’s cumulative performance did not exceed its cumulative performance as of the day on which a performance fee was last accrued. The Fund only bore a performance fee on days on which the Fund’s cumulative performance exceeded its cumulative performance as of the day on which a performance fee was last accrued. The Advisor was not obligated to reimburse any accrued performance fees because of any negative performance occurring after their accrual. Thus, the elimination of the performance fee for the Fund reduced the advisory fee payable to the Advisor and did not result in any increase in the management fees payable by the Fund to the Advisor.

3. Comment: In the section entitled “Board Approval” for Proposal No. 1, please expand on the Board’s consideration of the background and experience of the Advisor’s senior management.

Response: The disclosure has been revised to read as follows:

The Board noted the background and experience of the Advisor’s senior management, which includes the following:

Name:	Jerome Alan Reid, Jr.

Position:	President

Education:	Menlo College, B.S. in Business Administration

Business Background:	• Forward Management, LLC, President and Managing Director, March 2001 to present

• Morgan Stanley Dean Witter, Principal eCommerce & Business Development, August 2000 to March 2001

• Morgan Stanley Dean Witter Online, Senior Vice President, Director of Business Delivery, March 1999 to August 2000

• Forward Funds, Executive Vice President and Treasurer, April 1998 to March 1999

• Dean Witter, Investment Consulting Services, Vice President, Regional Director, July 1992 to March 1998

Name:	Mary Ellen Curran

Position:	General Counsel

Education:	Fordham University, A.B., Yale Law School, J.D.

Business Background:	• Forward Management, LLC, Chief Legal Officer, September 2002 to present

• Morgan Stanley Online, Senior Vice President, General Counsel, 1997 to August 2002

Name:	Judith Marilyn Rosenberg

Position:	Chief Compliance Officer

Education:	New York University, B.A., Hastings College of the Law, J.D.

Business Background:	• Forward Management, LLC, Chief Compliance Officer, July 2005 to present

• Morgan Stanley, Vice President & Senior Attorney, September 2002 to June 2005

• Morgan Stanley Online, Chief Compliance Officer, December 1997 to September 2002

Name:	Jim O’Donnell

Position:	Chief Administrative Officer

Chartered Financial Analyst

Education:	Cornell University, B.S., University of San Diego, M.B.A.

Business Background:	• Forward Management, LLC, Chief Administrative Officer, July 2006 to present

• Meisenbach Capital, Analyst, February 2004 to May 2006, September 2001 to October 2002

• Rainmaker Alliance, Consultant, November 2002 to February 2004

• Nicholas-Applegate Capital Management, Portfolio Manager, April 1993 to August 2001

4. Comment: Under the heading “Impact of the Proposal” for Proposal 2, please disclose the amount of distribution fees paid by the Fund and payable by the Fund both in the aggregate and as a percentage of the Fund’s average net assets during the period.

Response: The disclosure has been revised to read as follows:

Pursuant to the Long/Short Plan, the Class A shares of the Fund would have been obligated to pay costs and expenses in the maximum amount of $18,318 or 0.25% of the Fund’s average net assets, and actually paid fees and expenses in the amount of $573, for the period January 1, 2007 through September 30, 2007. The Distributor incurred expenses beyond the maximum amount eligible for reimbursement under the Long/Short Plan, which expenses were paid by the Advisor.

If the Amended Plan had been in effect for the period January 1, 2007 through September 30, 2007, the Class A shares of the Fund would have been obligated to pay costs and expenses in the maximum amount of $25,645 or 0.35% of the Fund’s average net assets. If the Fund adopts the Amended Plan, under the current expense levels, the Distributor would (under current conditions) continue to incur expenses beyond the compensation provided under the Amended Plan on the Class A shares of the Fund, which amounts would be paid by the Advisor.

5. Comment: Under the heading “Board Approval” for Proposal 2, please elaborate on the Board’s consideration of the current and pro forma expense ratios applicable to Class A shares of the Fund as compared with the expense ratios of comparable funds.

Response: The disclosure has been revised to read as follows:

The Trustees considered numerous factors, including: …

•

The current and pro forma expense ratios applicable to Class A shares as compared with the expense ratios of sixteen funds employing a similar strategy with which the Fund competes. The Board noted that the current and pro forma total expenses of the Class A shares of the Fund, without regard to any management fee waivers by the Advisor, were within the range of the total expenses of the peer funds.

6. Comment: Please put the comparisons of the Fund’s current and pro forma Annual Fund Operating Expenses and Examples in the text of the proxy statement and put the current and pro forma comparisons on the same page.

Response: The requested changes have been made.

7. Comment: For both the current and pro forma Annual Fund Operating Expenses and Examples, any fee waiver stated should be for a period of at least a year.

Response: The current expense limitation agreements expire on January 31, 2008. Therefore, Registrant has calculated the Current Annual Fund Operating Expenses and Examples without regard to a fee waiver. The Pro Forma Annual Fund Operating Expenses and Examples have been calculated to include the effect of the expense limitation agreement that will commence on February 1, 2008 and will expire on January 31, 2009. If approved by the shareholders, the increase in the advisory fee under Proposal 1 and the increase in the 12b-1 fee under Proposal 2 will both be implemented on February 1, 2008.

If you have any questions or further comments, please contact the undersigned at 415.869.6340.

Very truly yours,

/s/ Judith M. Rosenberg
Judith M. Rosenberg Chief Compliance Officer Chief Legal Officer

cc:	J. Alan Reid, Jr.

Douglas P. Dick, Esq.

Christine B. Wessel, Esq.